Exhibit 99.1

Biomira Inc. 2011-94 Street Edmonton, AB T6N 1H1 September 2007 Third Quarter Report

Trading Information:	NASDAQ Global Market (symbol “BIOM”) The Toronto Stock Exchange (symbol “BRA”)

For Information Contact:	Edward Taylor Vice President Finance and Administration & Chief Financial Officer

E-Mail:	IR@biomira.com

Web:	www.biomira.com

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), prepared as at October 19, 2007, should be read in conjunction with the unaudited interim consolidated financial statements and accompanying notes for the nine months ended September 30, 2007, included hereafter, as well as the audited consolidated financial statements and MD&A for the fiscal year ended December 31, 2006.  All dollar amounts included in this MD&A are Canadian dollars unless otherwise specified.

Forward-Looking Statements
In order to provide our investors with an understanding of our current results and future prospects, this report contains statements that are forward-looking.  Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "will," "intends," "potential," "possible" and similar expressions are intended to identify forward-looking statements.  In particular, this report contains forward-looking statements regarding development and clinical plans for our products and product candidates, the efficacy of those products and product candidates, prospects for future strategic partnerships, in-license opportunities and acquisitions, planned delivery of and payment for clinical trial material, the receipt of milestone and other payments, the sufficiency of existing capital resources to support our operations, the availability of additional capital resources, and our expected future operating results.  These forward-looking statements represent Biomira’s intentions, plans, expectations and beliefs with respect to our future strategy and business prospects, planned development of our product pipeline, by ourselves and with our existing and prospective partners, our future revenues, operating expenses, investment and other income (expense), and income taxes, our expectations with respect to research and development expenses and manufacturing expenses, the use and adequacy of our cash resources, the timing, duration and results of clinical trials for our products, the timing and results of regulatory reviews, the safety and efficacy of our products, the possibility of future payments from Merck KGaA of Darmstadt, Germany (“Merck KGaA”), the availability of grant funding for our subsidiary ProlX Pharmaceuticals Corporation (“ProlX”), and our proposed reincorporation into the United States, and are based on our experience and our assessment of historical and future trends and the application of key assumptions relating to future events and circumstances.

All of these forward-looking statements involve risks and uncertainties related to our business and the general economic environment, many beyond our control. These risks, uncertainties and other factors could cause our actual results to differ materially from those projected in forward-looking statements, including the risks associated with the adequacy of financing and reserves on hand, currency exchange rate fluctuations, changes in generally accepted accounting principles, general economic factors, achievement of the results we anticipate from our clinical trials with our products and our ability to adequately obtain and protect our intellectual property rights. Although we believe that the forward-looking statements contained herein are reasonable, we can give no assurance that our expectations are correct.  We do not assume any obligation to update these forward-looking statements.  All forward-looking statements are expressly qualified in their entirety by this cautionary statement. For a detailed description of our risks and uncertainties, you are encouraged to review the official corporate documents filed with the securities regulators in Canada on SEDAR and the United States on U.S. EDGAR.

Overview of the Business
Biomira Inc. (“Biomira” or the “Company”) is a biotechnology company specializing in the development of innovative therapeutic products for the treatment of cancer.  Our goal is to develop and commercialize novel synthetic vaccines and targeted small molecules that have the potential to improve the lives and outcomes of cancer patients.

Product Pipeline

Stimuvax®
Our lead product candidate is a synthetic Mucin 1 peptide cancer vaccine, Stimuvax (formerly called BLP25 Liposome vaccine).  This vaccine incorporates a 25 amino acid sequence of the Mucin 1 cancer antigen in a liposomal formulation.  In February 2007, we announced that the first patient had been enrolled in the global phase 3 clinical trial, START (“Stimulating Targeted Antigenic Responses To non-small cell lung cancer (“NSCLC”)”), assessing the efficacy and safety of Stimuvax as a potential treatment for patients with unresectable Stage III NSCLC.  The trial is being conducted by Merck KGaA under the provisions of a collaboration between Biomira and Merck KGaA and is expected to include more than 1,300 patients in approximately 30 countries.  Under the provisions of the collaboration, we remain responsible for process development and manufacturing of Stimuvax.  We conduct process development, quality control and assurance, and other aspects of this work at Biomira, while outsourcing manufacturing.

PX-12
PX-12 is a small molecule inhibitor of thioredoxin.  Increased thioredoxin levels in cancer cells have been linked to the aggressive proliferation of solid tumors, including colon, lung, and gastric cancers.  An initial phase 1 trial involving 38 patients with advanced metastatic cancer showed that PX-12 was well tolerated and produced a decrease in plasma concentrations of thioredoxin that was significantly correlated with increased patient survival.  Fifteen of the 38 patients achieved stable disease of up to 322 days.  In January 2007, we initiated a randomized phase 2 trial comparing two dose levels of PX-12 in patients with advanced pancreatic cancer who have progressed on gemcitabine or a gemcitabine-containing regimen.  We also plan to initiate a second phase 2 trial for PX-12 in the first quarter of 2008.

PX-478
PX-478 is a small molecule inhibitor of hypoxia inducible factor (HIF)-1α, a protein responsible for initiating the process of tumor blood vessel growth, or angiogenesis.  PX-478 is effective when delivered orally in animal models, and has shown marked tumor regressions and growth inhibition in such model systems across a range of cancers, including ovarian, renal, prostate, colon, pancreatic, and breast cancer.  In August 2007, we announced that the first patient had been enrolled in a phase 1 clinical trial of PX-478 in patients with advanced metastatic cancer.  The phase 1 trial is expected to enroll up to 36 patients with advanced solid tumors or lymphoma who have failed or are intolerant of standard therapy.

PX-866
PX-866 is an inhibitor of the phosphatidylinositol-3-kinase (PI3 kinase)/AKT/PTEN pathway, an important survival signaling pathway that is activated in many types of human cancer.  PI3 kinase is over expressed in a number of human cancers, especially ovarian, colon, head and neck, urinary tract, and cervical cancers, where it leads to increased proliferation and inhibition of apoptosis (programmed cell death).  In pre-clinical studies, PX-866 has been shown to induce prolonged inhibition of tumor PI3 kinase signaling following both oral and intravenous administration.  The compound also has been shown to have good in vivo anti-tumor activity in tumor models of human ovarian and lung cancer, as well as intracranial glioblastoma.  In April 2007, we announced that PX-866 has been selected as our next clinical development candidate and we expect to file an IND for PX-866 in early 2008.

Biomira/Merck KGaA Stimuvax Collaboration
In August 2007, we signed the amended and restated collaboration and supply agreements related to Stimuvax with Merck KGaA.  The amended agreements restructure the agreements originally signed in 2001, and are based upon the letter of intent signed in January 2006.  Under the terms of the amended agreements, Merck KGaA has world wide marketing rights to and is entirely responsible for the further clinical development of Stimuvax.  Biomira is entitled to development and sales-based milestone payments and a royalty on net commercial sales. Biomira retains responsibility for the manufacture of Stimuvax, including process development and scale-up for commercial manufacturing.  Merck KGaA will exclusively purchase Stimuvax from Biomira; with respect to purchases for commercial sales, the purchase price will be subtracted from Biomira’s royalty. The amended agreements provide Biomira with revised payments based on certain milestones related to manufacturing scale-up and process transfer.  The signing of the amended agreements also triggered a milestone payment to Biomira of $2.6 million (U.S. $2.5 million), before associated payments to third parties of $0.1 million, which was received in September 2007.

Corporate Update
In September 2007, we announced that the Company’s Board of Directors approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States through a plan of arrangement (the “Reincorporation”).  Under the plan of arrangement, which is subject to shareholder and court approval, the Company will migrate to the United States by creating a holding corporation based in the State of Delaware, Biomira Corporation, which will be the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.  Biomira Corporation, subsequently renamed Oncothyreon Inc. (“Oncothyreon”), intends to establish its headquarters in or near Seattle, Washington.

The arrangement is intended to enhance shareholder value over the long-term by, among other things, improving our access to financing and improving our access to key management personnel.  The Board of Directors believes that reincorporating in the United States will improve our ability to attract financing in the larger United States capital markets from a greater number of investors with investment interest in the biopharmaceutical industry.  Although we intend to maintain the operations and management activities currently taking place at our Edmonton, Alberta facilities, the Board of Directors also believes that relocating Biomira’s principal administrative and scientific functions to a market with a larger biotechnology work force will enhance our ability to recruit talented people to our organization.

Upon the completion of the proposed arrangement, holders of common shares of the Company will receive one-sixth of a share of common stock of Oncothyreon in exchange for each common share of Biomira, which will have the effect of a 6 for 1 reverse stock split of the Company’s outstanding common shares.  The holder of the 12,500 outstanding Biomira Class A preference shares will receive one share of Class UA Preferred Stock of Oncothyreon for each Biomira Inc. Class A preference share.

We believe that this effective reverse stock split should result in a higher trading price for the shares of Oncothyreon, which we believe will ultimately result in increased shareholder value. A higher share price may allow investment in Oncothyreon by institutional investors whose policies preclude investing in stock with lower share prices. Many brokerage firms prohibit using lower priced stocks in margin accounts. A higher price will also benefit shareholders by reducing the risk of a NASDAQ Global Market delisting proceeding based on the minimum U.S. $1.00 share price rule.

The transaction will be completed through a plan of arrangement, which will require the approval of two-thirds of the common and preference shares represented at a special meeting of Biomira shareholders, voting as a class. Such a meeting is expected to take place in Edmonton, Alberta, Canada following the distribution of a definitive proxy statement/prospectus contained as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and receipt of an interim order with respect to the proposed plan of arrangement from the Alberta Court of Queen’s Bench.  On September 12, 2007, Biomira Corporation filed a registration statement on Form S-4 with the SEC that includes a preliminary proxy statement/prospectus covering the proposed plan of arrangement and the common and preferred stock to be issued to Biomira’s shareholders in the plan of arrangement.

On September 27, 2007, Oncothyreon filed with the SEC Amendment No. 1 to Form S-4, in which the name Oncothyreon Inc. replaced the previously used name, Biomira Corporation.  The Reincorporation along with the name change will become effective upon shareholder and court approval of a plan of arrangement, following which Oncothyreon will become the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.

Results of Operations

(in millions of dollars, except per share amounts)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Revenue	$1.2	$1.7	$(0.5)	$2.1	$3.3	$(1.2)
Operating expenses	(7.9)	(5.6)	(2.3)	(21.6)	(17.4)	(4.2)
Investment and other (loss) income	(0.4)	0.2	(0.6)	(0.4)	0.6	(1.0)
Income tax recovery	0.3	-	0.3	1.5	-	1.5
Net loss	$(6.8)	$(3.7)	$(3.1)	$(18.4)	$(13.5)	$(4.9)
Basic and diluted loss per share	$(0.06)	$(0.04)	$(0.02)	$(0.16)	$(0.15)	$(0.01)

Financial results for the three months ended September 30, 2007 reflect a consolidated net loss of $6.8 million or $0.06 per share compared to $3.7 million or $0.04 per share for the same period in 2006. The increase in net loss of $3.1 million is primarily attributable to increased professional fees associated with the Company’s proposed reincorporation into the United States.  Also contributing to the increase in net loss is higher amortization expense related to intangible assets acquired as part of the ProlX acquisition in October 2006.  Partially offsetting these variances is lower research and development expenses resulting from transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA during 2006.

Financial results for the nine months ended September 30, 2007 reflect a consolidated net loss of $18.4 million or $0.16 per share compared to $13.5 million or $0.15 per share for the same period in 2006. The increase in net loss of $4.9 million relates to the same factors discussed above for the three month period; however also contributing to the increase in net loss is lower contract research and development revenue once again resulting from transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA during 2006.

Non-GAAP Measures
We refer to the term “working capital” which is not specifically defined in the CICA Handbook and does not have any standardized meaning prescribed by Canadian generally accepted accounting principles (“GAAP”). This non-GAAP measure may not be comparable to similar measures presented by other companies. For purposes of this MD&A, and consistent with our previously disclosed non-GAAP measures, working capital is defined as current assets less current liabilities.  Working capital provides useful information in relation to the Company’s ability to meet obligations as they come due and fund ongoing operations.  Working capital currently has no directly comparable measure calculated in accordance with GAAP.

Revenues

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Contract research and development	$-	$1.6	$(1.6)	$0.7	$3.0	$(2.3)
Contract manufacturing	1.0	-	1.0	1.0	-	1.0
Licensing revenues from collaborative agreements	0.2	0.1	0.1	0.4	0.2	0.2
Licensing, royalties and other revenue	-	-	-	-	0.1	(0.1)
	$1.2	$1.7	$(0.5)	$2.1	$3.3	$(1.2)

Contract research and development revenue represents contract research and development funding received from Merck KGaA associated with Stimuvax.  During 2006, we transitioned responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA, which has resulted in reduced contract research and development revenue compared to the same periods in 2006.

In August 2007, we signed the amended and restated collaboration and supply agreements related to Stimuvax with Merck KGaA.  Under the terms of the amended agreements, Biomira has retained responsibility for the manufacture of Stimuvax and Merck KGaA has agreed to exclusively purchase Stimuvax from Biomira.  The amended agreements transform what were previously reimbursements of a portion of the Stimuvax manufacturing costs to a long-term contract manufacturing arrangement.  Our financial reporting from the date of the signed amended agreements has been adjusted to reflect the revenue and associated clinical trial material costs related to the supply of Stimuvax separately in the consolidated statements of operations as contract manufacturing revenue and manufacturing expense, respectively.  Previously, these amounts were reported under contract research and development revenue and research and development expense, respectively.  Contract manufacturing revenue is recognized after shipment of the clinical trial material to Merck KGaA and upon the earlier of the expiration of a 60 day return period or formal acceptance of the clinical trial material by Merck KGaA.  The associated costs of the clinical trial material is removed from inventory and recorded as manufacturing expense at the same time the contract manufacturing revenue is recognized. In the first quarter of 2007 manufacturing was resumed to support the global phase 3 START trial and shipments of clinical trial material to Merck KGaA commenced in the second quarter of 2007.

Licensing revenues from collaborative agreements represent the amortization of upfront payments received from Merck KGaA and an upfront sub-licensing fee from CancerVac Pty. Ltd. upon commencement of the respective collaborations.  In February 2007, we announced that the first patient had been enrolled in the global phase 3 START trial of Stimuvax triggering a milestone payment to

Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million. In August 2007, we announced the signing of the amended and restated collaboration and supply agreements with Merck KGaA triggering a milestone payment to Biomira of $2.6 million (U.S. $2.5 million), before associated payments to third parties of $0.1 million.  As further disclosed in Note 8, Collaborative Agreements, of our unaudited interim consolidated financial statements for the nine months ended September 30, 2007, these milestone payment have been recorded as deferred revenue and are being recognized as revenue on a straight-line basis over the remaining patent life of the Stimuvax product.  As a result, our licensing revenue from collaborative agreements has only increased by a nominal amount compared to the same periods in 2006.

Licensing, royalties and other revenue primarily consists of contract manufacturing activities utilizing various Biomira patented technologies and compounds for external customers.  For the three and nine months ended September 30, 2007 there has been only nominal revenue associated with these activities.

Operating Expenses
Research and Development/Manufacturing

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Research and development	$1.3	$3.6	$2.3	$8.0	$10.6	$2.6
Manufacturing	1.3	-	(1.3)	1.3	-	(1.3)
	$2.6	$3.6	$1.0	$9.3	$10.6	$1.3

The decrease in the combined research and development/manufacturing expense for the three and nine months ended September 30, 2007, compared to the same periods in 2006, primarily relates to expenses incurred in 2006 associated with restructuring our workforce and transitioning the responsibility for the clinical development and regulatory activities for Stimuvax to Merck KGaA, which have not reoccurred in 2007.  Partially offsetting these reduced expenses in 2007 is clinical and development activities related to our ProlX operation, which was acquired October 30, 2006.

As noted previously under the discussion of revenues, effective with the signing of the amended and restated collaboration and supply agreements related to Stimuvax, clinical trial material costs related to the supply of Stimuvax to Merck KGaA have been presented separately in the consolidated statements of operations as manufacturing expense.  Previously, these costs were reported under research and development expenses.

General and Administrative

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
General and administrative	$4.4	$1.8	$(2.6)	$9.1	$6.0	$(3.1)

The increase in general and administrative expense from 2006 for both the three months and nine months ended September 30, 2007 is primarily attributable to professional fees associated with the Company’s proposed reincorporation into the United States.

Marketing and Business Development

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Marketing and business development	$-	$0.1	$0.1	$0.6	$0.5	$(0.1)

The increase in marketing and business development expense for the nine months ended September 30, 2007 compared to the same period in 2006 is attributable to workforce reduction costs incurred in the first quarter of 2007.  For the three months ended September 30, 2007 there has been nominal marketing and business development activity as we continue to focus efforts on advancing our current pipeline of products.

Amortization

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Amortization	$0.9	$0.1	$(0.8)	$2.6	$0.3	$(2.3)

Amortization expense relates to facility leaseholds and equipment, certain licensing rights, acquired intangible assets, and other assets.  The increase over 2006 for both the three months and nine months ended September 30, 2007 can be attributed to amortization recorded on the intangible assets acquired in the ProlX acquisition on October 30, 2006.  The acquired intangible assets consist of a portfolio of oncology products at various stages of development.  The acquired technologies are being amortized on a straight-line basis over the lesser of the economic life or remaining patent life of the acquired technologies, which range from 11.5 to 19.9 years.

Investment and Other (Loss) Income

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Investment and other (loss) income	$(0.4)	$0.2	$(0.6)	$(0.4)	$0.6	$(1.0)

Investment and other (loss) income comprises income from cash and investments and foreign exchange gains and losses.  The decrease from 2006 for both the three months and nine months ended September 30, 2007 is primarily attributable to a net foreign exchange loss on our U.S. dollar cash and cash equivalents and short-term investments as a result of the continuous decline of the U.S. dollar against the Canadian dollar since December 31, 2006.

Income Tax Recovery

(in millions of dollars)	Three Months Ended September 30			Nine Months Ended September 30
	2007	2006	Change	2007	2006	Change
Future income tax recovery	$0.3	$-	$0.3	$1.5	$-	$1.5

The future income tax recovery relates to our ProlX subsidiary acquired on October 30, 2006, and consists of a decrease in the future income tax liability on the purchased intangibles, resulting from the amortization of the carrying value in excess of the tax value, and an increase in the tax losses carry forward in the ProlX subsidiary.

Liquidity and Capital Resources
Liquidity
As at September 30, 2007, our cash and cash equivalents and short-term investments were $20.5 million compared to $33.0 million at the end of 2006, a decrease of $12.5 million or 37.9%.  Major contributors to the net change included $10.6 million used in operations, $0.5 million used in payment of accrued business acquisition and share issuance costs, and $1.1 million used in the purchase of capital and intangible assets.  In February 2007, we announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million.  In August 2007, we announced the signing of the amended and restated collaboration and supply agreements with Merck KGaA triggering a milestone payment to Biomira of $2.6 million (U.S. $2.5 million), before associated payments to third parties of $0.1 million.  With these milestone proceeds now in our treasury, coupled with the financing proceeds we secured in December 2006 and anticipated future cash inflows from collaborative funding arrangements, investment income, government grants and technology licensing efforts, we believe that our cash and cash equivalents and short-term investments in place will be sufficient to meet operating and capital requirements through the end of fiscal 2008.

As at September 30, 2007, working capital decreased by $10.3 million from the end of 2006, to $21.4 million from $31.7 million and is primarily attributable to a $12.5 million decrease in cash equivalents and short-term investments, a $5.3 million increase in current deferred revenue, and a $1.4 million increase in accounts payable and accrued liabilities; offset by a $5.2 million increase in accounts receivable and a $3.5 million increase in inventory.  The increase in deferred revenue and accounts receivable primarily relates to upfront entitlements on Stimuvax clinical trial material to be provided to Merck KGaA, as disclosed in Note 8, Collaborative Agreements, of our unaudited interim consolidated financial statements for the nine months ended September 30, 2007.  The rise in inventory relates to increased Stimuvax manufacturing activities as a result of the commencement of the Merck KGaA-led phase 3 trial in NSCLC in the first quarter of 2007, and the increase in accounts payable and accrued liabilities primarily relates to professional fees associated with the Company’s proposed reincorporation into the United States.

Capital Resources

We expect that we will require additional capital from time to time in the future in order to continue the development of products in our pipeline and expand our product portfolio.  Assuming continued investor support for our equity offerings, such additional capital resources could be derived from the future sale and issuance of equity securities and/or receipt of payments under the provisions of the collaboration between Biomira and Merck KGaA.  In February 2007, we announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial triggering a milestone payment to Biomira of $2.9 million (U.S. $2.5 million), before associated payments to third parties of $0.5 million.  In August 2007, we announced the signing of the amended and restated collaboration and supply agreements with Merck KGaA triggering a milestone payment to Biomira of $2.6 million (U.S. $2.5 million), before associated payments to third parties of $0.1 million.  Under the provisions of the collaboration between Biomira and Merck KGaA, an additional milestone payment related to manufacturing process transfer is anticipated before the end of the year.  As well, upfront payments and contract manufacturing invoicing related to Stimuvax clinical trial material have commenced in the third quarter of 2007 as a result of the signing of the amended agreements and the commencement of delivery of clinical trial material to Merck KGaA.

In addition, we currently have 5.8 million warrants outstanding, at a weighted-average exercise price of U.S. $2.45.  Based on our NASDAQ Global Market closing share price of U.S. $0.93 on September 28, 2007, the warrants outstanding are currently not in the money.

Contractual Obligations and Contingencies
We have entered into long-term contractual arrangements from time to time for our facilities, debt financing, the provision of goods and services, and acquisition of technology access rights, among others.  The following table presents contractual obligations arising from these arrangements currently in force over each of the next five years and thereafter.

	Payments Due by Period
(expressed in $000’s)	Total	Less than 1 year	1 -3 years	4 -5 years	After 5 years
Operating leases - premises	$1,540	$434	$682	$424	$-
Operating leases - equipment and other	41	41	-	-	-
	1,581	475	682	424	-
Capital lease obligations (including interest)	215	113	102	-	-
Licensing fees and royalties	114	11	23	23	57
Total contractual obligations	$1,910	$599	$807	$447	$57

The Company’s lease on its corporate facilities in Edmonton expired on March 31, 2007.  During the second quarter of 2007 an offer to lease was entered into with Edmonton Economic Development Corporation.  The signing of the lease is awaiting finalization of negotiations between Edmonton Economic Development Corporation and the Province of Alberta (the current owner) in relation to the property.  The offer to lease contemplates a lease term extending through to March 31, 2012 with an option to renew for a further five year term.  The base annual rent under the offer to lease has been reflected in the above schedule of contractual obligations.

In July 2007, we entered into a new lease agreement for an office facility in Bellevue, Washington.  The lease has a term extending through to December 31, 2008.

In September 2007, we entered into a new 3 year capital lease for computer equipment.

Off-Balance Sheet Arrangements
As at September 30, 2007, we have not entered into any material off-balance sheet arrangements, except as disclosed in Note 20, Contingencies, Commitments, and Guarantees, in the notes to our audited 2006 consolidated financial statements.

Transactions with Related Parties
During the nine months ended September 30, 2007 we did not enter into any material transactions with related parties.

Outlook
Until one of our products receives regulatory approval and is successfully commercialized, we anticipate losses for at least the foreseeable future as our lead product candidate undergoes the final stages of clinical development.  The magnitude of these operating losses will be largely affected by the timing and scope of future clinical trials and pre-launch activities related to our products, as well as any new initiatives. Finally, the duration of the operating losses will, among other things, depend on the scientific results of such clinical trials.

We expect that clinical development expenses will continue to increase over the next year as we move forward with development activities related to our newly acquired small molecule product candidates.  With the financing completed in December 2006, the milestone payments received from Merck KGaA in February and August of 2007, and the expected cash inflows from collaborative funding arrangements, investment income, government grants and technology licensing efforts; we believe that our cash and cash equivalents and short-term investments in place will be sufficient to meet operating and capital requirements through the end of fiscal 2008.

Our ability to continue to generate cash to fund the advancement of our clinical programs related to early stage technologies and in-licensing or acquisition opportunities will depend on several factors.  Among others, these include the availability of new financing through private and/or public offerings on acceptable terms; the timely advancement of clinical studies; the ability to obtain regulatory approvals for our products; and the value and timing of securing licensing and collaborative arrangements.

Risks and Uncertainties
The immediate risks and uncertainties facing Biomira may include, but are not limited to: changing market and industry conditions; clinical trial results; the establishment of new and continuation of existing corporate alliances; the impact of competitive products and their pricing; timely development of existing and new products; the difficulty of predicting regulatory approval and market acceptance for our products; our ability to secure and manufacture vaccine supplies for future clinical trials and commercialization activities on a consistent and economical basis; availability of capital or other funding; the ability to patent and defend our intellectual property; the ability to retain and recruit qualified personnel; and other risks, known or unknown.  These risks and uncertainties are discussed in greater detail in the MD&A in our 2006 annual report, in the amended registration statement on Form S-4 filed by Oncothyreon, and in other regulatory filings.

Critical Accounting Policies and Estimates
All of our accounting policies are in accordance with Canadian GAAP including some which require management to make assumptions and estimates that could significantly affect the results of operations and financial position.  The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results are disclosed in the MD&A section of our 2006 Annual Report.  As well, our significant accounting policies are disclosed in Note 2, Significant Accounting Policies, in the notes to our audited 2006 consolidated financial statements.

Changes in Accounting Policies
Financial instruments
Effective January 1, 2007, we adopted the recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, Section 3251, Equity and Section 3861, Financial Instruments - Disclosure and Presentation. The adoption of the new standards resulted in changes in accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income. The comparative consolidated financial statements have not been restated.  For a detailed description of the principal changes in accounting for financial instruments due to the adoption of the accounting standards, see Note 2, Accounting Policy Changes, in the notes to our unaudited interim consolidated financial statements for the nine months ended September 30, 2007.

Accounting changes
Effective January 1, 2007, we adopted the revised recommendations of CICA Handbook Section 1506, Accounting Changes, replacing Section 1506 of the same title.  The revised Section 1506 adopts relevant parts of International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.  We have determined that adoption of Section 1506 did not have a material effect on the financial position or results of operations in the current periods presented.

Investments
Effective January 1, 2007, we adopted the recommendations of CICA Handbook Section 3051, Investments, which replaces Handbook Section 3050 of the same name.  Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to Section 3051 has occurred.  We have determined that adoption of Section 3051 did not have a material effect on the financial position or results of operations in the current periods presented.

Determining the variability to be considered in applying AcG-15
Effective January 1, 2007, we adopted the recommendations of CICA Handbook Abstract No.163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”).  EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability.  We have determined that adoption of Section EIC-163 did not have a material effect on the financial position or results of operations in the current periods presented.

Supplemental Information
Summary of Quarterly Results
The following is selected quarterly consolidated financial information from our unaudited quarterly financial statements for each of the eight most recently completed quarters ending September 30, 2007.

	Three month period ended
(expressed in millions except per share data)	Sept 30, 2007	June 30, 2007	Mar 31, 2007	Dec. 31, 2006
Total Revenue	$1.2	$0.7	$0.2	$1.3
Research and development expense	$1.3	$3.7	$3.0	$3.3
Manufacturing expense	$1.3	-	-	-
Net loss	$(6.8)	$(6.3)	$(5.4)	$(4.3)
Basic and diluted loss per share	$(0.06)	$(0.05)	$(0.05)	$(0.04)
Common shares outstanding	116.9	116.9	116.9	116.9
Weighted average number of common shares outstanding	116.9	116.9	116.9	102.8

	Three month period ended
(expressed in millions except per share data)	Sept 30, 2006	June 30, 2006	Mar. 31, 2006	Dec. 31, 2005
Total Revenue	$1.7	$1.2	$0.4	$1.1
Research and development expense	$3.6	$3.0	$4.0	$4.5
Net loss	$(3.7)	$(4.0)	$(5.8)	$(4.4)
Basic and diluted loss per share	$(0.04)	$(0.04)	$(0.07)	$(0.05)
Common shares outstanding	89.4	89.4	89.4	78.8
Weighted average number of common shares outstanding	89.4	89.4	85.9	78.7

Outstanding Share Data
As at October 19, 2007, the following classes of shares and equity securities potentially convertible into common shares were outstanding:

Class A preference shares (non-voting)	12,500
Class B preference shares (non-voting)	nil
Common shares	116,915,338
Convertible equity securities:
Stock options	8,058,037
Restricted share units	516,620
Warrants	5,848,157

Upon exercise or conversion, the stock options, restricted share units and warrants are convertible into an equal number of common voting shares.  Had the outstanding stock options, restricted share units and warrants been fully exercised or converted, the aggregate number of common shares outstanding would be 131,338,152 as at October 19, 2007.

For details relating to the stock options, restricted share units and warrants, please refer to Note 13, Share Capital, and Note 14, Stock-Based Compensation, in the notes to our audited 2006 consolidated financial statements and Note 6, Share Capital, in the notes to our unaudited interim consolidated financial statements for the nine months ended September 30, 2007.

Internal Control over Financial Reporting and Disclosure Controls and Procedures
During the nine months ended September, 2007, the CEO and CFO evaluated whether there were any material changes in internal control over financial reporting pursuant to National Instrument 52-109 (“NI 52-109”), Certification of Disclosure in Issuers’ Annual and Interim Filings.  They individually concluded that there were no changes during the first nine months of 2007 that affected materially or were likely to affect materially the Company’s internal control over financial reporting and disclosure controls and procedures.

The CEO and CFO evaluated the design of the Company’s internal control over financial reporting and the design and effectiveness of the Company’s disclosure controls and procedures as of December 31, 2006 pursuant to the requirements of NI 52-109.  Management concluded that as of December 31, 2006 there may have been a reportable weakness in the design of internal control over financial reporting solely because it was not reasonably practical to complete the integration of the accounting systems and internal controls over financial reporting in its newly acquired wholly-owned subsidiary ProlX, following the acquisition of ProlX in the fourth quarter of 2006.

Additional procedures have been performed by the Company for the periods ended December 31, 2006, March 31, 2007 and June 30, 2007 respectively, to ensure that the acquisition and the subsequent recording of operating results since acquisition have been recorded appropriately in the consolidated financial statements of the Company in accordance with applicable generally accepted accounting principles.  During the second quarter of 2007, Management completed the integration of the accounting systems and internal controls over financial reporting of ProlX.

Additional Information
Additional information relating to Biomira, including a copy of our Annual Information Form, Form 40-F, Proxy Circular, and amended registration statement on Form S-4 filed by Oncothyreon, can be found on SEDAR at www.sedar.com or U.S. EDGAR at www.sec.gov.

Biomira Inc. Consolidated Balance Sheets (expressed in thousands of Canadian dollars, except share amounts)
(unaudited)	September 30 2007	December 31 2006*

ASSETS
CURRENT
Cash and cash equivalents	$8,733	$15,626
Short-term investments	11,722	17,411
Accounts receivable	6,503	1,325
Notes receivable	358	-
Prepaid expenses	242	338
Inventory (Note 3)	4,806	1,287
	32,364	35,987
CAPITAL ASSETS (Note 4)	970	452
INTANGIBLE ASSETS	38,337	40,164
DEPOSIT ASSET (Note 5)	-	1,380
NOTES RECEIVABLE	-	404
GOODWILL (Note 5)	2,092	712
	$73,763	$79,099

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$5,423	$4,050
Current portion of capital lease obligations	114	47
Current portion of deferred revenue (Note 8)	5,471	207
	11,008	4,304
CAPITAL LEASE OBLIGATIONS	86	33
NOTES PAYABLE	198	232
FUTURE INCOME TAXES	10,736	12,254
DEFERRED REVENUE (Note 8)	7,310	829
CLASS A PREFERENCE SHARES	30	30
	29,368	17,682
CONTINGENCIES, COMMITMENTS, AND GUARANTEES

SHAREHOLDERS’ EQUITY
Share capital (Note 6)	426,379	426,379
Issued and outstanding - 116,915,338 and 116,915,338
Warrants (Note 6)	8,450	8,450
Contributed surplus	23,951	22,582
Deficit	(414,385)	(395,994)
	44,395	61,417
	$73,763	$79,099
(see accompanying notes to the consolidated financial statements)

(CAD $1.00 = USD $1.00)

*Figures excerpted from the 2006 audited consolidated financial statements.

Biomira Inc. Consolidated Statements of Operations (expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

REVENUE
Contract research and development	$16	$1,658	$665	$3,002
Contract manufacturing	1,016	-	1,016	-
Licensing revenue from collaborative agreements (Note 8)	158	51	349	157
Licensing, royalties, and other revenue	1	6	25	92
	1,191	1,715	2,055	3,251

EXPENSES
Research and development (Note 9)	1,273	3,623	7,961	10,551
Manufacturing	1,290	-	1,290	-
General and administrative	4,412	1,782	9,093	6,046
Marketing and business development	14	146	595	513
Amortization	870	92	2,589	295
	7,859	5,643	21,528	17,405

OPERATING LOSS	(6,668)	(3,928)	(19,473)	(14,154)
Investment and other (loss) income	(435)	191	(434)	615
Interest expense	(1)	(2)	(2)	(9)

LOSS BEFORE INCOME TAXES	(7,104)	(3,739)	(19,909)	(13,548)
INCOME TAX RECOVERY:
Future	325	-	1,518	-

NET LOSS	$(6,779)	$(3,739)	$(18,391)	$(13,548)

BASIC AND DILUTED LOSS PER SHARE	$(0.06)	$(0.04)	$(0.16)	$(0.15)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	116,915,338	89,388,932	116,915,338	88,227,133
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Deficit (expressed in thousands of Canadian dollars)
(unaudited)	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006

DEFICIT, BEGINNING OF PERIOD	$(407,606)	$(387,981)	$(395,994)	$(378,172)
Net loss for period	(6,779)	(3,739)	(18,391)	(13,548)

DEFICIT, END OF PERIOD	$(414,385)	$(391,720)	$(414,385)	$(391,720)
(See accompanying notes to the consolidated financial statements)

Biomira Inc. Consolidated Statements of Comprehensive Loss (expressed in thousands of Canadian dollars) (unaudited)	Three Months Ended September 30 2007	Nine Months Ended September 30 2007

Net Loss	$(6,779)	$(18,391)

Other Comprehensive Loss:
Reclassification adjustment for realized gains included in net loss	-	(52)

COMPREHENSIVE LOSS	$(6,779)	$(18,443)
(See accompanying notes to the consolidated financial statements)

Consolidated Statements of Accumulated Other Comprehensive Income (expressed in thousands of Canadian dollars) (unaudited)	Three Months Ended September 30 2007	Nine Months Ended September 30 2007

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF PERIOD AS PREVIOUSLY REPORTED	$-	$-
Transition adjustment for unrealized holding gains on available-for-sale financial assets	-	52

ACCUMULATED OTHER COMPREHENSIVE INCOME, BEGINNING OF PERIOD AS RESTATED	-	52
Other comprehensive loss for the period	-	(52)

ACCUMULATED OTHER COMPREHENSIVE INCOME, END OF PERIOD	$-	$-
(See accompanying notes to the consolidated financial statements)

Biomira Inc.
Consolidated Statements of Cash Flow (expressed in thousands of Canadian dollars)	Three Months Ended September 30		Nine Months Ended September 30
(unaudited)	2007	2006	2007	2006

OPERATING
Net loss	$(6,779)	$(3,739)	$(18,391)	$(13,548)
Amortization	870	92	2,589	295
Future income tax recovery	(325)	-	(1,518)	-
Foreign exchange gain on notes payable	(14)	-	(34)	-
Foreign exchange loss on notes receivable	60	-	60	-
Stock compensation expense (Note 7)	421	371	1,369	1,305
Gain on sale of short-term investments	-	-	(52)	-
Proceeds from collaborative agreements (Note 8)	2,625	-	5,550	-
Proceeds from contract manufacturing (Note 8)	518	-	518	-
Decrease in deferred revenue (Note 8)	(158)	(52)	(349)	(156)
Impairment allowance	-	100	-	100
Foreign exchange loss (gain) on cash and cash equivalents	55	(21)	362	33
Net change in non-cash working capital balances from operations
Accounts receivable	115	222	834	631
Prepaid expenses	151	(45)	96	(257)
Inventory	(379)	176	(3,519)	(1,333)
Accounts payable and accrued liabilities	1,982	793	1,842	793
	(858)	(2,103)	(10,643)	(12,137)

INVESTING
Purchase of short-term investments	(9,570)	(9,563)	(28,998)	(39,496)
Redemption of short-term investments	11,513	11,779	34,739	36,589
Purchase of capital assets	(399)	(20)	(533)	(60)
Purchase of intangible assets (Note 8)	(90)	-	(583)	-
Payment of accrued business acquisition costs	-	-	(277)	-
	1,454	2,196	4,348	(2,967)

FINANCING
Proceeds on issue of common shares and warrants, net of issue costs	-	-	-	17,474
Payment of accrued share issuance costs	-	-	(192)	-
Repayment of capital lease obligation	(18)	(13)	(44)	(37)
	(18)	(13)	(236)	17,437

NET CASH INFLOW (OUTFLOW)	578	80	(6,531)	2,333
EFFECT OF EXCHANGE RATE FLUCTUATIONS ON CASH AND CASH EQUIVALENTS	(55)	21	(362)	(33)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	523	101	(6,893)	2,300
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	8,210	11,463	15,626	9,264
CASH AND CASH EQUIVALENTS, END OF PERIOD	$8,733	$11,564	$8,733	$11,564

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Amount of interest paid in the period	$1	$2	$2	$9
Amount of income taxes paid in the period	$-	$-	$-	$-
(See accompanying notes to the consolidated financial statements)

BIOMIRA INC.
Notes to the Consolidated Financial Statements
(expressed in thousands of Canadian dollars, except share and per share amounts)
(unaudited)

1.            BASIS OF PRESENTATION

The accompanying unaudited interim consolidated financial statements have been prepared by Biomira Inc. (“Biomira” or the “Company”) in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) for interim financial statements.  The accounting principles and methods of computation adopted in these interim consolidated financial statements are the same as those of the audited consolidated financial statements for the year ended December 31, 2006, except as disclosed in Note 2 below.

Omitted from these statements are certain information and note disclosures normally included in the annual consolidated financial statements prepared in accordance with Canadian GAAP.  The interim consolidated financial statements and notes presented should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 filed with the appropriate securities commissions.

Certain comparative figures have been reclassified to conform to the current period’s presentation.

In September 2007, the Company announced that its Board of Directors approved a proposal to change its jurisdiction of incorporation from the federal jurisdiction of Canada to the State of Delaware in the United States through a plan of arrangement (the “Reincorporation”).  Under the plan of arrangement, which is subject to shareholder and court approval, the Company will migrate to the United States by creating a holding corporation based in the State of Delaware, Biomira Corporation, which will be the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.  Biomira Corporation, subsequently renamed Oncothyreon Inc. (“Oncothyreon”), intends to establish its headquarters in or near Seattle, Washington.

Upon the completion of the proposed arrangement, holders of common shares of the Company will receive one-sixth of a share of common stock of Oncothyreon in exchange for each common share of Biomira, which will have the effect of a 6 for 1 reverse stock split of the Company’s outstanding common shares.  The holder of the 12,500 outstanding Biomira Class A preference shares will receive one share of Class UA Preferred Stock of Oncothyreon for each Biomira Inc. Class A preference share.

The transaction will be completed through a plan of arrangement, which will require the approval of two-thirds of the common and preference shares represented at a special meeting of Biomira shareholders, voting as a class. Such a meeting is expected to take place in Edmonton, Alberta, Canada following the distribution of a definitive proxy statement/prospectus contained as part of a registration statement filed with the United States Securities and Exchange Commission (the “SEC”) and receipt of an interim order with respect to the proposed plan of arrangement from the Alberta Court of Queen’s Bench.  On September 12, 2007, Biomira Corporation filed a registration statement on Form S-4 with the SEC that includes a preliminary proxy statement/prospectus covering the proposed plan of arrangement and the common and preferred stock to be issued to Biomira’s shareholders in the plan of arrangement.

1.            BASIS OF PRESENTATION (continued)

On September 27, 2007, Oncothyreon filed with the SEC Amendment No. 1 to Form S-4, in which the name Oncothyreon Inc. replaced the previously used name, Biomira Corporation.  The Reincorporation along with the name change will become effective upon shareholder and court approval of a plan of arrangement, following which Oncothyreon will become the ultimate parent corporation of a successor corporation of the current Biomira and its subsidiaries.

The Reincorporation represents a transaction among entities under common control.  Assets and liabilities transferred between entities under common control are accounted for at historical cost.  Accordingly, the assets and liabilities of the Company will be reflected at their historical cost in the accounts of Oncothyreon.  Any Biomira shares that are acquired from dissenting shareholders will be treated as an acquisition of treasury stock at the amount paid for the shares.

2.            ACCOUNTING POLICY CHANGES

Financial instruments

Effective January 1, 2007, the Company adopted the recommendations of Canadian Institute of Chartered Accountants (CICA) Handbook Section 3855, Financial Instruments - Recognition and Measurement, Section 3865, Hedges, Section 1530, Comprehensive Income, Section 3251, Equity and Section 3861, Financial Instruments - Disclosure and Presentation.  The adoption of the new standards resulted in changes in accounting for financial instruments and hedges as well as the recognition of certain transition adjustments that have been recorded in opening accumulated other comprehensive income.  The comparative consolidated financial statements have not been restated.

a)           Financial assets and financial liabilities

Prior to the adoption of the new standards, all of Company’s financial assets and liabilities were accounted for on an accrual basis at their carrying amount, net of any adjustment for other-than temporary impairment.

Under the new standards, financial assets and financial liabilities are initially recognized at fair value and are subsequently accounted for based on their classification as described below.  The classification depends on the purpose for which the financial instruments were acquired and their characteristics.  Except in very limited circumstances, the classification is not changed subsequent to initial recognition.  Transaction costs are recognized immediately in income or are capitalized, depending upon the nature of the transaction and the associated product.

Held-for-trading
Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as held-for-trading.  An entity may also designate any financial instrument upon initial recognition as held-for-trading.  These instruments are accounted for at fair value with the change in the fair value recognized in investment and other income.  The Company has designated the Class A preference shares as held-for-trading.  A change in the fair value of the Class A preference shares will not occur until the Company becomes profitable.

2.            ACCOUNTING POLICY CHANGES (continued)

Available-for-sale
Financial assets classified as available-for-sale are carried at fair value with the changes in fair value recorded in other comprehensive income.  The fair value of a financial instrument on initial recognition is normally the transaction price.  Subsequent to initial recognition, fair values for financial assets are determined by bid prices quoted in active markets.  Securities that are classified as available-for-sale and do not have a readily available market value are recorded at cost.  Available-for-sale securities are written down to fair value through income whenever it is necessary to reflect other-than-temporary impairment.  Gains and losses realized on disposal of available-for-sale securities, which are calculated on an average cost basis, are recognized in investment and other income.

Held-to-maturity
Securities that have a fixed maturity date, where the Company intends and has the ability to hold to maturity, are classified as held-to-maturity and accounted for at amortized cost using the effective interest rate method.

Loans, receivables and other liabilities
Loans, receivables and other liabilities are accounted for at amortized cost using the effective interest rate method.

As at January 1, 2007, the Company has the following financial assets and liabilities and is selecting the following classifications:

	Classification	Measurement
Financial assets
Cash and cash equivalents	Available-for-sale	Fair value
Short-term investments	Available-for-sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Notes receivable	Loans and receivables	Amortized cost
Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Notes payable	Other liabilities	Amortized cost
Class A preference shares	Held-for-trading	Fair value

2.            ACCOUNTING POLICY CHANGES (continued)

b)    Derivatives and hedge accounting

Embedded derivatives
Derivatives may be embedded in other financial instruments (the “host instruments”).  Prior to the adoption of the new standards, such embedded derivatives were not accounted for separately from the host instrument.  Under the new standard, embedded derivatives are treated as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host instrument and are to be measured at fair value with subsequent changes recognized in investment and other income.  In accordance with CICA Handbook Section 3855, the Company conducted a search for embedded derivatives in all contractual arrangements dated subsequent to December 31, 2002 and did not identify any embedded features that require separate presentation from the related host contract.

Hedge accounting
Under the previous standards, derivatives that met the requirements for hedge accounting were generally accounted for on an accrual basis.  Under the new standards, all derivatives are recorded at fair value and are recorded in prepaid expenses or accounts payable and accrued liabilities.  This change in accounting policy had no impact.

c)     Comprehensive income (loss)

Comprehensive income (loss) is composed of the Company’s net loss and other comprehensive loss.  Other comprehensive income (loss) includes unrealized gains on available-for-sale financial assets.  The components of comprehensive income (loss) are disclosed in the Consolidated Statements of Comprehensive Loss.

Accounting changes

Effective January 1, 2007, the Company adopted the revised recommendations of CICA Handbook Section 1506, Accounting Changes, replacing Section 1506 of the same title.  The revised Section 1506 adopts relevant parts of International Financial Reporting Standard IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.  The Company has determined that adoption of Section 1506 did not have a material effect on the financial position or results of operations in the current periods presented.

Investments

Effective January 1, 2007, the Company adopted the recommendations of CICA Handbook Section 3051, Investments, which replaces Handbook Section 3050 of the same name.  Section 3051 continues to establish standards for accounting for investments subject to significant influence and for measuring and disclosing certain other non-financial instrument investments.  Section 3051 also contains new guidance on when an other-than-temporary decline in value of an investment remaining subject to Section 3051 has occurred.  The Company has determined that adoption of Section 3051 did not have a material effect on the financial position or results of operations in the current periods presented.

2.             ACCOUNTING POLICY CHANGES (continued)

Determining the variability to be considered in applying AcG-15

Effective January 1, 2007, the Company adopted the recommendations of CICA Handbook Abstract No.163, Determining the Variability to be Considered in Applying AcG-15(“EIC-163”).  EIC-163 deals with situations where an entity enters into arrangements, such as derivative contracts, to reduce or eliminate variability created by certain assets or operations of the entity or mismatches between the overall asset and liability profiles of the entity, thereby protecting certain liability and equity holders from exposure to such variability.  The Company has determined that adoption of Section EIC-163 did not have a material effect on the financial position or results of operations in the current periods presented.

3.            INVENTORY

	September 30 2007	December 31 2006

Raw materials	$1,110	$1,287
Work-in-process	2,854	-
Finished goods	842	-
	$4,806	$1,287

Under the terms of the amended collaboration and supply agreements between the Company and Merck KGaA of Darmstadt, Germany (“Merck KGaA”) (Note 8), Biomira is responsible for the manufacture of Stimuvax®, including process development and scale-up for commercial manufacturing.  Merck KGaA will exclusively purchase Stimuvax from Biomira.  Inventories of raw materials are valued at the lower of cost computed on a first-in, first-out basis, and replacement cost.  Inventories of work-in-process and finished goods are valued at the lower of standard cost (which is calculated to approximate actual costs) and net realizable value.  Cost for work-in-process and finished goods inventories includes materials, third party contract manufacturing costs, direct labour and an allocation of overhead.

4.            CAPITAL ASSETS

During the period, net additions of computer equipment under a capital lease amounted to $164 (2006 - nil).

5.            DEPOSIT ASSET

Pursuant to an Agreement and Plan of Reorganization between Biomira, Biomira Acquisition Corporation and ProlX Pharmaceuticals Corporation, 1,000,000 shares of Biomira common stock with a value of $1,380 were placed in special escrow until such time as an aggregate of U.S. $3,000 in funding has been received under ProlX’s existing federal government grants.  In the third quarter of 2007 the funding conditions were met and the common stock was released from special escrow.  As a result of this event, the Company has recorded additional costs of the acquired assets resulting in an increase in goodwill of $1,380 during the quarter.

6.            SHARE CAPITAL

	September 30 2007 (9 months)	December 31 2006 (12 months)
Common shares
Issued and outstanding, beginning of period	116,915,338	78,816,564
Equity placements	-	20,201,997
Business acquisition	-	17,877,777
Conversion of restricted share units	-	19,000
Issued and outstanding, end of period	116,915,338	116,915,338
Issued and outstanding as at October 19, 2007	116,915,338

	September 30 2007 (9 months)	December 31 2006 (12 months)
Warrants
Issued and outstanding, beginning of period	5,848,157	1,077,121
Equity placements	-	4,771,036
Issued and outstanding, end of period	5,848,157	5,848,157
Issued and outstanding as at October 19, 2007	5,848,157
The warrants provide the holders with the right to purchase common shares at a range of prices from U.S. $1.86 to U.S. $3.45 per share.

	September 30 2007 (9 months)	December 31 2006 (12 months)
Stock options
Outstanding, beginning of period	6,903,626	4,360,940
Granted	1,477,722	3,549,000
Cancelled	(256,811)	(1,006,314)
Outstanding, end of period	8,124,537	6,903,626
Outstanding as at October 19, 2007	8,058,037
             Stock options are exercisable at a range of exercise prices from $1.12 to $23.10 per share.

	September 30 2007 (9 months)	December 31 2006 (12 months)
Restricted Share Units
Outstanding, beginning of period	480,998	114,000
Granted	35,622	385,998
Converted	-	(19,000)
Outstanding, end of period	516,620	480,998
Outstanding as at October 19, 2007	516,620
             Each restricted share unit will be converted into one common share at the end of the grant period (not to exceed five years) without any further consideration payable.

7.            STOCK-BASED COMPENSATION

Stock Option Plan

In the third quarter of 2007, stock-based compensation expense of $421 (2006 - $362) was recognized ($1,321 for the nine months ended September 30, 2007 (2006 - $1,277)), representing the amortization applicable to the current period of the estimated fair value of stock options granted.  The expense for the three months ended September 30, 2007 includes an adjustment of nil (2006 - $110) ($72 for the nine months ended September 30, 2007 (2006 - $354)) relating to workforce reduction costs described in Note 10.  This adjustment includes the immediate expensing of the remaining unrecognized fair value of the affected stock options and a modification adjustment relating to extension of the expiry date of the affected stock options that allows the stock options to continue to vest for 24 months compared to the 6 months provided in the original stock option agreements.

The Company uses the Black-Scholes option pricing model to value the stock options at each grant date, under the following weighted average assumptions:
	Nine Months Ended September 30
	2007	2006
Weighted average grant-date fair value per share option	$1.08	$1.23
Expected dividend rate	0.0%	0.0%
Expected volatility	102.52%	103.88%
Risk-free interest rate	4.21%	4.09%
Expected life of options in years	6.0	6.0
The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these stock options by the holders.

Restricted Share Unit Plan

In the third quarter of 2007, stock-based compensation expense of nil (2006 - $9) was recognized ($48 for the nine months ended September 30, 2007 (2006 - $28)), representing the amortization applicable to the current period of the estimated fair value of restricted share units granted.

8.            COLLABORATIVE AGREEMENTS

In February 2007, the Company announced that the first patient had been enrolled in the global phase 3 Stimuvax clinical trial, START (“Stimulating Targeted Antigenic Responses To non-small cell lung cancer”), triggering a milestone payment to Biomira of $2,925 (U.S. $2,500), before associated payments to third parties of $493, under the provisions of a collaboration between Biomira and Merck KGaA.  This milestone payment was received in March 2007.

8.            COLLABORATIVE AGREEMENTS (continued)

In August 2007, Biomira signed the amended and restated collaboration and supply agreements related to Stimuvax with Merck KGaA.  The amended agreements restructure the agreements originally signed in 2001, and are based upon the letter of intent signed in January 2006.  Under the terms of the amended agreements, Merck KGaA has world wide marketing rights to and is entirely responsible for the further clinical development of Stimuvax.  Biomira is entitled to development and sales-based milestone payments and a royalty on net commercial sales. Biomira retains responsibility for the manufacture of Stimuvax, including process development and scale-up for commercial manufacturing.  Merck KGaA will exclusively purchase Stimuvax from Biomira; with respect to purchases for commercial sales, the purchase price will be subtracted from Biomira’s royalty. The amended agreements provide Biomira with revised payments based on certain milestones related to manufacturing scale-up and process transfer.  The signing of the amended agreements also triggered a milestone payment to Biomira of $2,625 (U.S. $2,500), before associated payments to third parties of $90, which was received in September 2007.

Following the recommendations of CICA Handbook Abstract No.142, Revenue Arrangements with Multiple Deliverables (“EIC-142”), the Company evaluates revenue from collaborative arrangements with multiple deliverables to determine whether the deliverables represent one or more units of accounting.  A delivered item is considered a separate unit of accounting if the following separation criteria are met: i) the delivered item has standalone value to the customer; ii) there is objective and reliable evidence of the fair value of any undelivered items; and iii) if the arrangement includes a general right of return relative to the delivered item, the delivery of undelivered items is probable and substantially in the Company’s control. The relevant revenue recognition accounting policy is applied to each separate unit of accounting.

The Company has evaluated the two milestone payments received from Merck KGaA in 2007 against the separation criteria under EIC-142 and has determined that the payments do not meet all of the separation criteria.  As a result, the milestone payments have been recorded as deferred revenue and are being recognized as revenue on a straight-line basis over the remaining patent life of the Stimuvax product.  The associated payments to third parties have been recorded as intangible assets and are being amortized to expense on a straight-line basis over the remaining patent life of the Stimuvax product.

Under the terms of the amended and restated supply agreement, Biomira is entitled to invoice and receive a specified upfront payment on the agreed upon purchase price for Stimuvax clinical trial material at any time on or after the receipt of Merck KGaA’s quarterly twelve month rolling forecast requirements.  Biomira is entitled to invoice the remaining balance of the agreed upon purchase price after shipment of the clinical trial material to Merck KGaA.  As a result, the upfront entitlements have been recorded as deferred revenue and are being recognized as contract manufacturing revenue after shipment to Merck KGaA and upon the earlier of the expiration of a 60 day return period or formal acceptance of the clinical trial material by Merck KGaA.  The remaining balance of the agreed upon purchase price is also recognized at that time.

8.            COLLABORATIVE AGREEMENTS (continued)

The table below presents the accounting treatment of the payments received in respect of the agreements:

	September 30 2007	December 31 2006
	(9 months)	(12 months)

Deferred revenue balance, beginning of period	$1,036	$1,243
Additional revenues deferred in the period:
Licensing revenues from collaborative agreements	5,550	-
Contract manufacturing(1)	6,544	-
Less revenue recognized in the period:
Licensing revenues from collaborative agreements	(349)	(207)

Deferred revenue balance, end of period	12,781	1,036
Less deferred revenue - current portion	(5,471)	(207)

Deferred revenue - long term	$7,310	$829

(1)Of the $6,544 deferred in the period, $6,026 remains in accounts receivable at September 30, 2007.

9.            RESEARCH AND DEVELOPMENT COSTS

In the third quarter of 2007, government grant funding of $605 (2006 - nil) was credited against research and development costs ($1,601 for the nine months ended September 30, 2007 (2006 - nil)).

10.          WORKFORCE REDUCTION COSTS

In the third quarter of 2007, the Company has reduced its workforce by nil (2006 - 8) employees (1 for the nine months ended September 30, 2007 (2006 - 24)).  For the three months ended September 30, 2007, the Company recorded workforce reduction costs of nil (2006 - $809), of which nil (2006 - $571) and nil (2006 - $238) have been reported as research and development and general and administrative, respectively, in the consolidated statements of operations.  For the nine months ended September 30, 2007, the Company recorded workforce reduction costs of $468 (2006 - $2,245), of which nil (2006 - $1,804), nil (2006 - $441) and $468 (2006 - nil) have been reported as research and development, general and administrative, and marketing and business development, respectively.

10.          WORKFORCE REDUCTION COSTS (continued)

The following table provides details of the workforce reduction costs for the nine months ended September 30, 2007:

	Accrued Workforce Reduction Costs at December 31,	2007 Workforce Reduction	Cumulative Drawdowns		Accrued Workforce Reduction Costs at September 30,
	2006	Costs	Cash	Non-Cash	2007
Salaries and benefits	$476	$396	$(608)	$-	$264
Stock compensation expense (Note 7)	-	72	-	(72)	-
Other	4	-	(4)	-	-
	$480	$468	$(612)	$(72)	$264
             The accrued workforce reduction costs at September 30, 2007 and December 31, 2006 have been recorded in accounts payable and accrued liabilities in the consolidated balance sheets.

11.          SEGMENTED INFORMATION

The Company is engaged worldwide primarily in the biotechnology healthcare industry in a single business segment, research and development of therapeutic products for the treatment of cancer.  Operations and long-lived assets by geographic region for the periods indicated are as follows:

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Revenue from operations in:
Canada	$6	$42	$38	$198
Barbados	1,166	1,654	1,958	2,994
Europe	19	19	59	59
	$1,191	$1,715	$2,055	$3,251

	Three Months Ended September 30		Nine Months Ended September 30
	2007	2006	2007	2006
Amortization in:
Canada	$64	$56	$167	$188
United States	774	10	2,329	29
Barbados	32	26	93	78
	$870	$92	$2,589	$295

11.         SEGMENTED INFORMATION (continued)

	September 30 2007	December 31 2006
Long-lived assets, net, in:
Canada	$833	$432
United States	40,098	40,625
Barbados	468	271
	$41,399	$41,328

Long-lived assets consist of capital assets, intangible assets and goodwill and amortization consists of the amortization of capital assets and intangible assets.

The Company derives significant revenue from certain customers. The number of customers that individually accounts for more than 10% of revenue, and total revenue from transactions with those customers, are as follows:

Three Months Ended September 30	Number of Customers	Revenue
2007	1	$1,146
2006	1	$1,707

Nine Months Ended September 30	Number of Customers	Revenue
2007	1	$2,017
2006	1	$3,146

Corporate Information

Share Registrar and Transfer Agents

Transfer Agent and Registrar
Computershare Investor Services Inc.
Suite 600, 530 - 8th Avenue SW
Calgary, AB, Canada  T2P 3S8

Shareholder Communications
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, ON, Canada  M5J 2Y1
Phone:  1-800-564-6253 (toll free North America)
Phone:  1-514-982-7555 (International)
E-mail:  service@computershare.com
Internet:  http://www.computershare.com

Stock Listings and Symbols
Toronto Stock Exchange:  BRA
NASDAQ Global Market:  BIOM

Biomira Company Contact
Edward A. Taylor, CGA
Vice President Finance and Administration
& Chief Financial Officer
Phone:  (780) 490-2806
E-mail:  etaylor@biomira.com

Investor and Media Relations Contact
Phone:  (780) 490-2818
E-mail:  ir@biomira.com

Corporate Office
Biomira Inc.
2011 - 94 Street
Edmonton, AB, Canada  T6N 1H1
Phone:  (780) 450-3761
Fax:  (780) 463-0871
Internet:  http://www.biomira.com